SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN July 29, 2003 AND August 6, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     x      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes               No     x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated August 4, 2003 chinadotcom Subsidiary Signs a Definitive Agreement to Acquire a Profitable, Leading SMS Company in Greater China

1.2

Press Release (including summary financial statements) dated August 6, 2003 chinadotcom reports sequential quarterly revenue growth of 51%, 211% rise in net income and third consecutive quarter of US GAAP profit

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2003

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan
Steven Chan Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated August 4, 2003 chinadotcom Subsidiary Signs a Definitive Agreement to Acquire a Profitable, Leading SMS Company in Greater China

1.2

Press Release (including summary financial statements) dated August 6, 2003 chinadotcom reports sequential quarterly revenue growth of 51%, 211% rise in net income and third consecutive quarter of US GAAP profit

Exhibit 1.1

chinadotcom Subsidiary Signs a Definitive Agreement to Acquire a Profitable, Leading SMS Company in Greater China

The company’s second SMS acquisition is expected to complement its existing SMS product offerings and expands its SMS geographic coverage when consummated

HONG KONG August 04, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced that a chinadotcom subsidiary has signed an agreement to acquire a mobile value added service provider in the Greater China region (the “SMS Company”), following the acquisition in April this year of Newpalm (China) Information Technology Co., Ltd (“Newpalm”), a leading SMS (short message service) provider in China, which is intended to further broaden its SMS product portfolio.

Under the agreement, which requires the fulfillment of closing conditions prior to consummation of the acquisition, a chinadotcom unit will acquire a 100% stake in the SMS Company on an earn-out basis, based on its financial performance in the next three years. Certain clawback provisions are also included in the agreement. chinadotcom’s view is that the SMS Company is profitable and is complementary to chinadotcom’s wireless mobile product portfolio and will expand its geographic coverage.

The SMS Company service offering is focused on downloadable ringtones, logos and mobile phone screen wallpaper, as well as Java-based games; each of which is complementary to chinadotcom’s existing SMS product portfolio given Newpalm’s focus on SMS community services such as the X-City dating and chatting service. The SMS Company’s ringtone download service supports both monophonic and polyphonic handsets. As mobile games increase in popularity, especially among young users of wireless value added service, the SMS Company also provides various mobile games based on Java applications, which include games involving shooting, action, intelligence and sports.

The SMS Company has established strong connectivity and relationships with local mobile network operators in the Greater China region including China, Hong Kong and Taiwan. After the acquisition, it is expected to add over one million paid users to chinadotcom’s wireless value added service subscriber base in the Greater China region.

In addition, this new acquisition is expected to provide a strategic fit to chinadotcom’s SMS business in terms of geographic reach. The SMS Company’s relatively strong presence in China’s southern provinces, coupled with Newpalm’s established footprint in the northern provinces including Shandong, Jiangxi and Zhejiang provinces, will broaden chinadotcom’s foothold in China’s SMS market place. Leveraging upon Newpalm’s nationwide connectivity and coverage throughout the country should provide the SMS Company with additional distribution channels for its wireless value added products in China. The SMS Company has further distribution channels outside of Mainland China in Taiwan and Hong Kong.

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation, said, “This new acquisition, when closed, should complement our current wireless value added service and product portfolio and enhance its overall geographic reach. We feel that the wireless value added service market in China has a great deal of potential, even though it is very competitive. Although our SMS business is still in its early stages, we are glad to see it gaining traction and contributing to our earnings momentum. We feel that the progress made thus far is on the right track.”

In April this year, chinadotcom’s Mobile and Portal Unit acquired Newpalm, a leading SMS provider in China. Newpalm currently has direct connectivity and service agreements signed with local mobile network operators in 26 provinces. Direct connectivity with provincial network mobile operators facilitates Newpalm’s marketing and promotional activities at the provincial level, resulting in a better quality of service, a higher sign-up rate for subscribers and new services and a higher level of completion of SMS messages sent. In May this year, Newpalm launched a customized weather news service on both a subscription and a demand basis. Since the acquisition, synergies between Newpalm and the www.china.com portal have been developed by leveraging the online capabilities of www.china.com and the SMS and mobile technology of Newpalm. Further synergies are expected in the near future.

chinadotcom notes that while its subsidiary has executed the definitive agreement and expects to consummate the acquisition in Q3 2003, various closing conditions do exist and there is no assurance that the transaction will be consummated. The impact of this acquisition on chinadotcom’s 2003 results will depend on the timing of the completion of the transaction and will be subject to closing conditions including obtaining regulatory approval.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

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In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm, the company now offers consumer-based and enterprise-based SMS and mobile application software development services. As of the end of April this year, Newpalm has over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel :	(852) 2961 2750
Fax :	(852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1-212-661-2160
Fax:	1-973-591-9976
e-mail:	craig.celek@hk.china.com

3

Exhibit 1.2

chinadotcom reports sequential quarterly revenue growth of 51%,

211% rise in net income and

third consecutive quarter of US GAAP profit

chinadotcom’s Q2 2003 Results Highlights:

•	Revenue from continuing operations in Q2 2003 rose 51% to US$21.9 million compared to the previous quarter
•	US GAAP net income in Q2 2003 rose to US$4.1 million, a sequential rise of 211% over Q1 2003
•	Gross Profit in Q2 2003 increased by 89% to US$9.6 million quarter on quarter
•	Gross Margin increased from 35% to 44% in Q2 2003
•	Earnings per share rose 213% to US$0.04 compared to US$0.01 in Q1 2003 and a loss per share of US$0.08 in Q2 2002
•	The company balance sheet remained strong with US$360.0 million including restricted cash and debt securities, net of loans
•	After the quarter, the company signed a definitive agreement to acquire a profitable, leading SMS company in Greater China

[Hong Kong August 6th, 2003] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and solutions company in Asia, today announced its financial results for the second quarter of 2003 ending June 30th, 2003 under US GAAP. The company reported a 51% growth in sequential quarterly revenues in Q2 2003 from continuing operations, including new acquisitions, of US$21.9 million. Gross profit in Q2 2003 was US$9.6 million, up 89% from US$5.1 million in Q1 2003, while gross margin rose from 35% in Q1 2003 to 44% in Q2 2003. SG&A expense was US$8.1 million in Q2 2003 versus US$5.7 million in Q1 2003. US GAAP net income more than tripled to US$4.1 million for Q2 2003, up 211% versus Q1 2003. As of March 31, 2003, chinadotcom had approximately 100 million common shares outstanding.

“Notwithstanding the effect of SARS on the region, we are pleased to report a strong quarter, with positive improvement in major fiscal metrics including continued US GAAP profitability and growth on the revenue side while further consolidating the company,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “The improvement in revenues and gross profit, and the net income increase of 211%, while maintaining a strong balance sheet of US$360.0 million in net cash and cash equivalents, are encouraging as the company positions itself to execute on its strategy of attaining sustainable high-margin, recurrent revenues.”

On a year-to-year basis from continuing operations including new acquisitions, revenues increased by 98% from US$11.1 million in Q2 2002. SG&A year on year as a percentage of revenues fell from 43% of revenues or US$4.8 million in Q2 2002 to 37% of revenues or US$8.1 million in Q2 2003. Net loss was US$8.0 million in Q2 2002 and has reversed in Q2 2003 to a net gain of US$ 4.1 million. Q2 2003 earnings per share was US$0.04 versus a loss per share of US$0.08 in Q2 2002.

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

.

Peter Yip, Chief Executive Officer, said, “We are pleased with this our third consecutive quarter of sequential profit growth. We believe our strong performance this quarter, the best in the company’s history, demonstrates management’s ability to execute its business strategy of multiple high-margin, recurrent revenue businesses like software & outsourcing and mobile & portals. The company is working hard to continue consolidating and streamlining current operations, integrate acquisitions, and gain additional market share in our businesses.”

Yip went on to elaborate further, “With profit growth and a healthy balance sheet, we aim to acquire more companies at sensible valuations, using our conservative investing criteria, to increase our focus on Greater China. We are conducting in-depth due diligence on several value accretive acquisitions to expand our mobile applications and enterprise software offerings.”

Key Operational Developments

CDC	Software & Outsourcing
•	Launched a new product, PowerESS. This is one of the first products in China to receive the prestigious “NET Connected” logo from Microsoft.Sony China Ltd has selected PowerESS for roll-out to all of its manufacturing sites in China.
•	Added a total of 19 new customers in China during the quarter, the majority of which are China-based SMEs active in manufacturing exports.
•	Signed an agreement to provide the company’s PowerHRP software applications to a leading global Payroll Outsourcing Provider for their service in Hong Kong, with the intent of a future roll out of the service into the China market.
•	CDC Software’s Development Center located in Shanghai attained the Capability Maturity Model (“CMM”) Level 3 certification and in recognition of this achievement, received a nominal subsidy from the local Chinese authority mandated to promote China’s software development capabilities.
•	The Software Development Center completed the first software outsourcing project for a leading global ERP manufacturing software company.
•	Praxa, our Australian-based entity within CDC Outsourcing, posted strong revenues of US$7.7 million. Revenues from existing accounts were particularly good, as were revenues from product sales. The company extended two major managed services contracts in Canberra and contracts with two telecommunications specialist organizations were secured, as well as additional consulting and development work in all four locations in which Praxa operates. The entity is building a strong pipeline of projects to use our low-cost development center in China and with our Indian partner.
•	Our joint venture partner in India was awarded CMM-I Level 5 status.

CDC Mobile & Portals

•	Completed acquisition of Newpalm, a leading mobile SMS (short message service) provider in China.
•	New subscriptions rose to an aggregate of over 4.4 million as of June 30th, 2003.

•	Grew SMS revenue from Newpalm to US$5.1 million in the quarter

•	Added an additional 4 provinces to its network with service agreements with China Mobile Communications Corporation in the provinces of Hebei, Yunnan, Gansu, and Xinjiang, raising the current total to 26 provinces with direct connectivity.

•	Launched several additional services such as

•	China News SMS

•	Business Elite (business, finance and market info)

•	Military SMS

•	Enhanced free and paid mail services

•	Leveraged upon the company’s portal community services such as e-Match and Love Sky by integrating them into Newpalm’s popular X-City service (dating and chatting service).

•	Launched open testing on its first Massive Multi-Player Online Role Playing Game (MMPORPG) on its portal network this quarter; Thesa Online (www.thesa.com.cn)

•	Strong growth in business for our Australian database marketing operations from advertising agencies and the fund raising sector, developing and extending campaign work with clients such as American Express and SAP. We continue to make progress in relation to the integration of our B2B databases, resulting in significant additional database listings for sale under a single consolidated and well recognized brand.

“Even with just a single quarter of mobile SMS operations completed and the integration of our SMS and portal services underway, we’re encouraged by its revenue growth prospects, subscription growth rates, profit metrics.” said CEO Yip. “With the recent signing of a definitive agreement to acquire and integrate another profitable, leading SMS company in China, we demonstrate a serious commitment to mobile applications and drive to be a market leader in SMS Portals in Greater China.”

Second Mobile SMS Acquisition

This week the company announced that our CDC Mobile & Portals unit has signed an agreement to acquire 100% of eLux, a mobile value added service provider in the Greater China region that is intended to further broaden our SMS product portfolio.

eLux’s service offering is focused on downloadable ringtones, logos and mobile phone screen wallpaper, as well as Java-based games; each of which is complementary to chinadotcom’s existing SMS product portfolio given Newpalm’s focus on SMS community services such as the X-City dating and chatting service. The ringtone download service supports both monophonic and polyphonic handsets. As mobile games increase in popularity, especially among young users of wireless value added service, the company also provides various mobile games based on Java applications, which include games involving shooting, action, intelligence and sports.

eLux has established strong connectivity and relationships with local mobile network operators in mainland China, Hong Kong and Taiwan. The proposed acquisition would add over one million paid users to chinadotcom’s wireless value added service subscription base in the Greater China region.

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Subject to closing conditions prior to finalization of the agreement, eLux’s relatively strong presence in China’s southern provinces, coupled with Newpalm’s established footprint in the northern provinces including Shandong, Jiangxi and Zhejiang provinces, will broaden chinadotcom’s foothold in China’s SMS market place.

Other Developments

During the quarter, the company took steps to appoint independent non-executive directors to the chinadotcom board and our key operating company boards who have complementary strengths that includes bringing in deep experience in the IT and mobile industries, deep knowledge of the Asia Pacific region, strong contacts within the Greater China region in the mobile and IT sectors, qualified finance and accounting experience, and familiarity with prevailing regulations across various financial jurisdictions. The company recently announced the appointment of K.C. Kwong as an Independent Director of the Board of chinadotcom corporation. Mr. Kwong will also serve as a member of the Audit Committee of the Board. In addition, the company’s Hong Kong-listed subsidiary, hongkong.com, recently added K.O. Chia as an independent director and the company’s Australian outsourcing firm, Praxa, added John Clough as an independent Non-Executive Chairman.

After the quarter, the company and America Online, Inc. (“AOL”) have reached a settlement involving the release of claims between the two companies and their affiliates, including the claims against ex-board directors Gerald Sokol and Greg Consiglio for alleged breach of their fiduciary duties. Both parties also agreed to cancel AOL’s two warrants to acquire an additional approximate 27.5 million shares or a 25% holding in chinadotcom on a fully diluted basis. There can be no assurance as to the effect of such agreement, or as to the effect of any disposition of shares by AOL, on chinadotcom or its stock price.

Also, after the close of the quarter, the company filed a claim with the International Court of Arbitration of the International Chamber of Commerce for US$24 million in damages against 24/7 Real Media, Inc. By this arbitration, chinadotcom has demanded damages based on 24/7 Real Media, Inc.’s alleged failure to deliver promised technology and services and for the alleged delivery of non-conforming technology and services. The company has also filed an action in Hong Kong against the CEO and Chairman of 24/7 Real Media, Inc. for his alleged breach of fiduciary duties owed to the company during his service as a director on the company’s board. An action filed in New York earlier this year by 24/7 Real Media, Inc. against chinadotcom resulted in a stay of the action pending arbitration.

Raymond Ch’ien, Executive Chairman, said, “This quarter demonstrated the company’s consolidation, integration and acquisition strategy is working, notwithstanding the SARS outbreak which had a severe impact within Greater China as well as the war in Iraq. We are focusing our energy on what many view to be the two fastest growing market sectors in China—mobile applications and export manufacturing—by leveraging the company’s strong brand, active and growing SMS portal subscription base and cost-effective CMM-level certified software development center in China and India.”

Ch’ien continued, “At this time, the board and I feel confident in the company’s diversification strategy of multiple high-margin, recurrent revenue businesses and believe the company is well poised for continued growth in the long term.”

Conference Call

chinadotcom will hold a conference call to review its second quarter 2003 earnings and operations at 9:00 pm on August 6, 2003 Hong Kong time (9:00 am EST). Investors can call at that time to USA Toll Free Number: 877-542-7993, CHINA Toll Free Number: 10800-852-0823, HONG KONG Toll Number: 852-2258-4002, the passcode is Q2 CHINA; alternatively the conference call can be heard on the Internet at http://www.talkpoint.com/viewer/starthere.asp?pres=103087. For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com.

About chinadotcom corporation

chinadotcom corporation (Nasdaq: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and portal services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 4.4 million paid subscriptions in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in over 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from the company’s low-cost, CMM-certified outsourcing center in China. We acquired an Australian IT outsourcing and professional services organization, focused on the development of relationships with large organizations that have a need for outsourced application development, management and maintenance. The Australian entity has established a solid client base consisting mainly of large enterprises and government agencies. In addition, we anticipate the Australian entity will provide a distribution platform for chinadotcom’s self-developed software products as well as for the range of software solutions that chinadotcom currently delivers across the Asia Pacific region. Finally, we established a 51/49 joint venture with a strong IT outsourcing service partner headquartered in Bangalore, India. The JV aims to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and Asia-Pacific region. It has sales and marketing offices in the United States, the United Kingdom and Australia while its offshore development will be focused on India and China.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact, including those with respect to the company’s goals, plans, prospects and strategies are forward-looking statements. The following factors and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize the company’s strategic objectives by taking advantage of market opportunities in its geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of its current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate its operations or new acquisitions in accordance with its business strategy; (d) the effects of its restructurings and the ability to successfully support its operations; (e) the changes in the mobile technology, competitive climate or government regulations in the SMS area and the company’s ability to respond thereof; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and manage an increasingly broad range of businesses; (i) negotiations of claims with and reduced importance of its material shareholders; (j) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of the company’s software; (k) increased global competition; (l) manage regulatory and litigation risks; (m) the ability to rationalize

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its operations in a cost effective manner, particularly as related to certain subsidiaries and employees; (n) technological changes and developments; (o) general risks of the Internet, marketing and software sectors; and (p) the uncertain economic and political climate in Asia, the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

The role of each of the company’s current or former material shareholders is no longer, and is not expected to be, material or strategic to the company’s operations or results and therefore, increases the likelihood that these material shareholders will seek to materially reduce their holdings in chinadotcom shares. In the process of exiting or reducing its current or former operations, the company has engaged in negotiations with each of its material shareholders to resolve various respective claims which necessarily strain its relationship with these material shareholders. These negotiations could result in liabilities, arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of the company’s management time and other corporate resources. The four current and former material shareholders are America Online, Inc., a subsidiary of Xinhua News Agency, a subsidiary of New World Infrastructure Limited and 24/7 Real Media, Inc.

For a detailed discussion of these and other cautionary statements that could affect the company’s business and financial results, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (“SEC”), including but not limited to the company’s Annual Report on Form 20-F and its other SEC filed reports. Documents, including the company’s SEC filings, also are available from chinadotcom’s corporate web site at www.corp.china.com. Notwithstanding changes in the above listed factors or any others that may affect the company’s forward-looking statements that may occur in the interim, the company does not expect to update its forward-looking statement included in this release until the release of its next quarterly earnings announcement; however, chinadotcom reserves the right to update the full forward-looking statement or any portion thereof at any time for any reason.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel	: 1 (212) 661 2160
Fax	: 1 (973) 591 9976
e-mail	: craig.celek@hk.china.com

chinadotcom corporation

Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars, except per share data)

	Quarter ended March 31, 2003 (unaudited)	Quarter ended June 30, 2003 (unaudited)
Revenues
Software and consulting services	7,003	11,700
Advertising and marketing activities	6,747	4,030
Mobile services and applications	—	5,056
Other income	801	1,129

	14,551	21,915
Cost of revenues
Software and consulting services	(4,413)	(8,118)
Advertising and marketing activities	(4,733)	(3,235)
Mobile services and applications	—	(692)
Other income	(321)	(273)

	(9,467)	(12,318)
Gross margin	5,084	9,597
Selling, general and administrative expenses	(5,744)	(8,140)
Depreciation and amortization expenses	(1,953)	(1,676)
Stock compensation expense	(54)	(50)

Operating loss	(2,667)	(269)
Interest income	3,953	3,384
Interest expense	—	(273)
Gain on disposal of available-for-sale securities	1,661	1,343
Gain/(loss) on disposal of subsidiaries and investments	295	(182)
Other non-operating gains	—	—
Other non-operating losses	(35)	(519)
Dividend income, net of related expenses	—	(113)
Share of income in equity investees	—	11

Gain before income taxes	3,207	3,382
Income taxes benefits/(expenses)	100	(591)

Gain before minority interests	3,307	2,791
Minority interests in income of consolidated subsidiaries	(571)	(136)

Income from continuing operations	2,736	2,655
Discontinued operations
Loss from operations	(1,521)	(877)
Income from disposals	95	2,300

Net income	1,310	4,078

Basic and diluted earnings per share	0.01	0.04

chinadotcom corporation

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	March 31, 2003 (unaudited)	June 30, 2003 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	164,789	60,796
Restricted cash	42	59
Accounts receivable	14,078	17,525
Deposits, prepayments and other receivables	13,190	8,018
Available-for-sale debt securities	176,224	271,167
Restricted debt securities	93,956	47,312

Total current assets	462,279	404,877
Property, plant and equipment, net	8,422	7,239
Available-for-sale marketable securities	1,999	2,198
Available-for-sale debt securities	20,000	20,000
Goodwill	17,264	29,581
Intangible assets	16,641	16,356
Restricted debt securities	11,882	11,894
Investment in equity investees	330	409
Investments	536	889
Other assets	3,840	3,822

Total assets	543,193	497,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,739	13,620
Other payables	11,814	8,412
Accrued liabilities	11,168	9,645
Short-term bank loans	89,609	39,197
Long-term bank loans, current portion	152	155
Deferred revenue	2,589	2,409
Taxation	291	—
Amount due to related companies	684	684

Total current liabilities	128,046	74,122
Long term debts, less current portion	11,546	11,498
Minority interests	35,898	34,718
Shareholders’ equity:
Share capital	25	25
Additional paid-in capital	605,416	608,573
Treasury stock	(5,659)	(4,402)
Accumulated other comprehensive income	1,028	1,760
Accumulated deficit	(233,107)	(229,029)

Total shareholders’ equity	367,703	376,927

Total liabilities and shareholders’ equity	543,193	497,265